Exhibit 1

MEDIA

RELEASE

22 June 2012

WESTPAC COMMITS TO NEW BARANGAROO DEVELOPMENT

Westpac Group today announced it has committed to a long-term lease as an anchor tenant at Sydney’s Barangaroo development.

Westpac is currently located in nine sites across Sydney’s CBD, and the new site will enable the Group to consolidate into two locations - its existing head office at 275 Kent Street and the new Barangaroo building. Westpac expects to occupy the new building from 2015. Westpac will take 60,000 square metres in the Barangaroo building currently known as “C4”.

Lend Lease has agreed to purchase two Westpac-owned buildings at 182 George Street and 33-35 Pitt Street.

Westpac Chief Executive Officer, Gail Kelly, said: “Bringing our Sydney CBD teams together in the landmark Barangaroo development and our nearby Westpac Place headquarters will enable our employees to benefit from an attractive, highly efficient and collaborative working environment in a vibrant financial services centre.”

“This development will also be Australia’s first large-scale carbon neutral community, which is important to Westpac given our position as a global leader in sustainability.”

“Westpac’s anchor tenancy in this important development also demonstrates our commitment and confidence in the future of Sydney as a financial centre,” Mrs Kelly said.

In New South Wales, Westpac Group employs over 19,000 people and has over 470 branches. In the greater Sydney area, Westpac also maintains centres in Kogarah, Concord, Epping and Parramatta.

Westpac was founded in New South Wales 195 years ago in 1817 and was the first bank established in Australia.

For Further Information

Paul Marriage Westpac Media Relations TEL 02 8219 8512 MOB 0401 751 860	Supreet Thomas Westpac Media Relations TEL 02 8253 8142 MOB 0478 314 102